UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Cadiz Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

127537207

(CUSIP Number)

Heerema International Group Services S.A.

Route de Florissant 81
1206 Geneve
Switzerland
Attention: Jack Muller

Tel: + 41 22 704 13 50

with a copy to:

Brian Lee, Esq.

Dentons US LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 768-6926

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  127537207

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heerema International Group Services S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
7	SOLE VOTING POWER 19,750,300
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,750,300
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,750,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 55,823,810 shares outstanding following the issuance of shares as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on November 10, 2022.

This Amendment No. 2 to Schedule 13D is being filed by Heerema International Group Services S.A. (the “Reporting Person”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Cadiz Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed to update Item 5 to the Schedule 13D. Other than information set forth on the cover pages and Item 5 below, no other information in the Schedule 13D is being amended. Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Person to this Schedule 13D are incorporated herein by reference.

(c) On November 9, 2022, a fund represented by the Reporting Person entered into a Securities Purchase Agreement to purchase 1,783,334 shares of common stock at a price of $2.00 per share in a registered direct offering. The terms of such investment is detailed in a Current Report on Form 8-K filed by the Issuer on November 10, 2022, and is incorporated herein by reference. Except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2022

HEEREMA INTERNATIONAL GROUP SERVICES S.A.

By:	/s/ Jacobus Muller
Name:	Jacobus Muller
Title:	Director

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